ANNTAYLOR

142 WEST 57TH STREET NEW YORK, N.Y. 10019

ANN TAYLOR ANNOUNCES DECEMBER SALES RESULTS AND A $17 MILLION PRE-TAX CHARGE

New York, New York, January 10, 2002 – AnnTaylor Stores Corporation (NYSE: ANN) today announced sales for the five weeks ended January 5, 2002, increased 7.7 percent to $167,094,000 from $155,224,000 for the five weeks ended December 30, 2000.

Comparable store sales decreased 2.4 percent for the fiscal month compared with a comparable store sales decrease of 0.3 percent for the same five-week period last year. By division, comparable store sales for fiscal December 2001 were down 5.2 percent for the Ann Taylor division and up 5.3 percent for the new concept Ann Taylor Loft division.

Due to the early Thanksgiving holiday this year versus last, the Company is providing December and nine weeks ended January 5, 2002 comparable store sales on a shifted calendar basis. Comparable store sales on a shifted calendar basis for the month of December increased 6.6 percent, while comparable store sales on a shifted calendar basis for the nine-week period increased 2.9 percent. By division, shifted calendar comparable store sales for the month of December were up 4.7 percent for the Ann Taylor division and up 12.3 percent for the new concept Ann Taylor Loft division. By division, shifted calendar comparable store sales for the nine week period ended January 5, 2002 were up 0.3 percent for the Ann Taylor division and up 10.3 percent for the new concept Ann Taylor Loft division.

Ann Taylor Chairman J. Patrick Spainhour said, “Although we are pleased with December’s better than expected comparable store sales results, the fourth quarter environment continues to prove to be extremely promotional. However, early sales results on January transitional product, which accounts for less than 10 percent of the current month’s in-store inventory, have been satisfactory. Due to the ongoing aggressive promotional environment of the quarter that is resulting in reduced margin opportunity, we still continue to be comfortable with fourth quarter earnings guidance in the range of $0.25 - $0.30 per share on a diluted basis excluding the charge described below.”

Inventory levels at the end of December were down approximately 10 percent on a per square foot basis, compared to the prior year. This follows an approximate 9 percent decrease in inventory levels on a per square foot basis, at the end of November 2001, compared to the prior year. Both comparisons exclude inventory attributable to Ann Taylor Global Sourcing.

From a national perspective, the Company continues to be most negatively impacted in downtown and tourist locations. For fiscal December, comparable store sales in downtown and tourist locations decreased approximately 14 percent, following an 11 percent decrease in these same locations for November. Geographically, the results in the West and South regions continue to lag in comparison to the rest of the country.

This performance was consistent across both the Ann Taylor and Ann Taylor Loft divisions.

The Company did not open or close any stores during December. The total store count at month end was 342 Ann Taylor stores, 168 Ann Taylor Loft stores, 18 Ann Taylor Loft Outlet stores and 13 Ann Taylor Factory stores. Total store square footage at the end of the month increased 13.9 percent over the year before.

Year-to-date sales of $1,214,536,000 for the 48 weeks ended January 5, 2002 represent an increase of 5.6 percent over sales of $1,149,795,000 for the 48 weeks ended December 30, 2000. The Company's year-to-date comparable stores sales decreased 7.3 percent over the same period last year. Comparable store sales by division for the fiscal year-to-date period were down 10.2 percent for Ann Taylor and up 3.4 percent for new concept Ann Taylor Loft.

AnnTaylor Stores Corporation also announced today a pre-tax charge to earnings in the fourth quarter of 2001 of approximately $17 million or an earnings per share impact of $0.33. This charge is comprised of approximately $7 million for the writedown of certain assets associated with AnnTaylor.com, approximately $3.3 million for the settlement of a class action lawsuit, as well as charges related to the discontinuation of the Ann Taylor Cosmetics line, costs associated with canceling certain Fall 2001 and Spring 2002 merchandise orders and severance costs associated with reductions made in Ann Taylor's store and home office workforce. Going forward, the projected annual pre-tax savings will be approximately $3.5 million or $0.06 per share on a diluted basis.

The $7 million write-off associated with the Company's Online Store, was based upon projected cash flows, which were not deemed adequate to support the value of the assets associated with this ongoing business. The Online Store failed to achieve the sales volume that it was expected to perform prior to its launch in November of 2000.

The Company has reached an agreement in principle to settle the class action lawsuit pending in the United States District Court for the Southern District of New York against the Company, its wholly-owned subsidiary and certain former officers and directors, alleging that the defendants made false and misleading statements about the Company and its subsidiary from February 3, 1994 through May 4, 1995. The net cost to the Company, after application of insurance proceeds, will be approximately $3.3 million. The decision to settle this action was not an admission of any wrong-doing, but reflected the significant legal fees, other expenses and management time that would have to be devoted to continue to vigorously defend it in the courts. Finalization of the settlement is subject to Court approval.

In addition, Ann Taylor announced it has reached an agreement in principle to sell its proprietary credit card portfolio. The sale is subject to entering into a definitive agreement and receiving all necessary approvals and consents. Depending on the level of receivables as of the signing date, the Company expects to receive cash of approximately $55 million upon the completion of the sale. The Company anticipates that the sale of the proprietary credit card portfolio will provide the means for strategic growth of the Ann Taylor credit card.

The Company also announced today an amendment to its existing $175 million credit facility primarily consisting of revisions to its financial covenants and specifically excludes the pre-tax charge from covenant calculations.

Ann Taylor is one of the country's leading women's specialty retailers, operating 541 stores in 42 states, the District of Columbia and Puerto Rico, and also an Online Store at www.anntaylor.com.

FORWARD-LOOKING STATEMENTS
Certain statements in this press release are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements may use the words "expect", "anticipate", "plan", "intend", "project", "believe" and similar expressions. These forward-looking statements reflect the Company's current expectations concerning future events and actual results may differ materially from current expectations or historical results. Any such forward-looking statements are subject to various risks and uncertainties, including failure by the Company to predict accurately customer fashion preferences; decline in the demand for merchandise offered by the Company; competitive influences; changes in levels of store traffic or consumer spending habits; effectiveness of the Company's brand awareness and marketing programs; lack of sufficient customer acceptance of the Ann Taylor Loft concept in the upper-moderate-priced women's apparel market; general economic conditions or a downturn in the retail industry; the inability of the Company to locate new store sites or negotiate favorable lease terms for additional stores or for the expansion of existing stores; lack of sufficient consumer interest in the Company's Online Store; a significant change in the regulatory environment applicable to the Company's business; an increase in the rate of import duties or export quotas with respect to the Company's merchandise; financial or political instability in any of the countries in which the Company's goods are manufactured; acts of war or terrorism in the United States or worldwide; and other factors set fourth in the Company's Form 10-K and all filings with the SEC made by the Company after the filing of the Form 10-K. The Company does not assume any obligation to update or revise any forward-looking statements at any time for any reason.



Contact: Investor Relations:

Barry Erdos
Chief Operating Officer
(212) 541-3318

Doreen D. Riely
Director, Investor Relations
(212) 541-3484